                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  ___________

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                BI INCORPORATED
                                ---------------
                               (Name of Issuer)

                     Common Stock, No Par Value Per Share
                     ------------------------------------
                        (Title of Class of Securities)

                                   055467203
                                   ---------
                                (CUSIP Number)

                             Christopher Lacovara
                               111 Radio Circle
                          Mount Kisco, New York 10549
                                (914) 241-7430

                                With a Copy to:
                             Gregory K. Gale, Esq.
                               Hunton & Williams
                          600 Peachtree Street, N.E.
                          Atlanta, Georgia 30308-2216
                                (404) 888-4000
                                --------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 10, 2000
                                ---------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
CUSIP No. 055467203
         ----------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      David J. Hunter, McKinley C. Edwards, Jr., Jacqueline A. Chamberlin, Steven P. Merrefield and Jonathan M. Hinebauch
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a)  [_]
                                                                   (b)  [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             749,849*
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          749,849*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      749,849*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.86%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

 * Each reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record by such reporting person. The filing of this statement shall not be deemed to be an admission that such reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D, dated August 10, 2000 and filed on August 18, 2000 (the "Original Schedule 13D"), relating to the common stock, no par value per share, of BI Incorporated, a Colorado corporation. KBII Acquisition Company, Inc., KBII Holdings, Inc., KBII Acquisition Company, L.P., KBII Management, LLC, James A. Kohlberg, David J. Hunter, McKinley C. Edwards, Jr., Jacqueline A. Chamberlin, Steven P. Merrefield and Jonathan M. Hinebauch are filing this Amendment to update the information with respect to the beneficial ownership of the common stock of BI Incorporated by them.

Cover Pages.

     Row 1 of the Cover Page for KBII Acquisition Company, L.P. is hereby amended and supplemented by inserting the following immediately after "KBII Acquisition Company, L.P.":

     "(13-4130426)"

     Row 1 of the Cover Page for KBII Management, LLC is hereby amended and supplemented by inserting the following immediately after "KBII Management, LLC":

     "(13-4130443)"

Item 2.   Identity and Background.

     The first paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

     "(a)-(c) and (f) The names of the persons filing this statement are KBII Acquisition Company, Inc., a Colorado corporation ("Acquisition"), KBII Holdings, Inc., a Delaware corporation ("Holdings"), KBII Acquisition Company, L.P., a Delaware limited partnership ("LP"), KBII Management, LLC, a Delaware limited liability company ("LLC"), James A. Kohlberg, a United States citizen ("Kohlberg"), David J. Hunter, a United States citizen ("Hunter"), McKinley C. Edwards, Jr., a United States citizen ("Edwards"), Jacqueline A. Chamberlin, a United States citizen ("Chamberlin"), Steven P. Merrefield, a United States citizen ("Merrefield"), and Jonathan M. Hinebauch, a United States citizen ("Hinebauch" and, collectively with Hunter, Edwards, Chamberlin and Merrefield, the "Management Shareholders"). Acquisition, Holdings, LP, LLC, Kohlberg and the Management Shareholders are hereinafter sometimes referred to as the "Reporting Persons.""

     Item 2 of the Original Schedule 13D is hereby amended and supplemented by inserting the following paragraph after the sixth paragraph of Item 2:

     "The business address of each of the Management Shareholders is 6400 Lookout Road, Boulder, Colorado 80301. The Management Shareholders are executive officers of the Issuer and hold the following positions: Hunter - President and Chief Executive Officer; Edwards - Executive Vice President, Chief Operating Officer, Secretary and Treasurer; Chamberlin - Vice President of Finance and Chief Financial Officer; Merrefield - Executive Vice President; Hinebauch - Vice President, Business Development."

Item 4. Purpose of the Transaction.

     The first sentence of the second paragraph of Item 4 of the Original
Schedule 13D is hereby amended and restated as follows:

     "On August 10, 2000, Holdings and Acquisition entered into a Stock Voting and Tender Agreement (the "Voting Agreement") with the Management Shareholders."

Item 5. Interest in Securities of the Issuer.

     Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

     "Except for (i) the 749,849 Shares subject to the Voting Agreement described in Item 4 and (ii) the purchase by Merrefield and Hinebauch of 64 and 1,058 Shares, respectively, on June 30, 2000 pursuant to the Issuer's Employee Stock Purchase Plan, during the past 60 days, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A, Schedule B, Schedule C or Schedule D has effected any transactions in the Shares."

Item 7. Material to be Filed as Exhibits.

     The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

     Exhibit 4 - Joint Filing Agreement, dated as of September 11, 2000, by and among KBII Acquisition Company, Inc., KBII Holdings, Inc., KBII Acquisition Company, L.P., KBII Management, LLC, James A. Kohlberg, David J. Hunter, McKinley C. Edwards, Jr., Jacqueline A. Chamberlin, Steven P. Merrefield and Jonathan M. Hinebauch.


Signature Page.

     The signature page to the Original Schedule 13D is hereby amended and supplemented by inserting the following immediately after the signature of KBII Acquisition Company, L.P.:

     "Date:  August 18, 2000                 KBII Management, LLC

                                             By: /s/ Christopher Lacovara
                                                 ------------------------------
                                                 Name: Christopher Lacovara
                                                 Title: Secretary"


Schedule D. Information Concerning the Managing Member of LLC.

     The bracketed language "[Other?]" at the end of Schedule D to the Original
Schedule 13D is hereby deleted.


Exhibit 3. Joint Filing Agreement.

     Exhibit 3 to the Original Schedule 13D is hereby amended and supplemented by inserting the following immediately after the signature of KBII Acquisition Company, L.P.:

     "Date: August 18, 2000                  KBII Management, LLC

                                             By: /s/ Christopher Lacovara
                                                 ------------------------------
                                                 Name: Christopher Lacovara
                                                 Title: Secretary"

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: September 11, 2000           KBII Acquisition Company, Inc.

                                   By: /s/ Christopher Lacovara
                                       -------------------------------------
                                       Name: Christopher Lacovara
                                       Title: Secretary

Date: September 11, 2000           KBII Holdings, Inc.

                                   By: /s/ Christopher Lacovara
                                       -------------------------------------
                                       Name: Christopher Lacovara
                                       Title: Secretary

Date: September 11, 2000           KBII Acquisition Company, L.P.

                                   By: KBII Management, LLC, its General Partner

                                   By: /s/ Christopher Lacovara
                                       -------------------------------------
                                       Name: Christopher Lacovara
                                       Title: Secretary

Date: September 11, 2000           KBII Management, LLC

                                   By: /s/ Christopher Lacovara
                                       -------------------------------------
                                       Name: Christopher Lacovara
                                       Title: Secretary

Date: September 11, 2000           /s/ James A. Kohlberg
                                   -----------------------------------
                                   James A. Kohlberg

Date: September 11, 2000           /s/ David J. Hunter
                                   -----------------------------------
                                   David J. Hunter

Date: September 11, 2000           /s/ McKinley C. Edwards, Jr.
                                   -----------------------------------
                                   McKinley C. Edwards, Jr.

Date: September 11, 2000           /s/ Jacqueline A. Chamberlin
                                   -----------------------------------
                                   Jacqueline A. Chamberlin

Date: September 11, 2000           /s/ Steven P. Merrefield
                                   --------------------------------
                                   Steven P. Merrefield

Date: September 11, 2000           /s/ Jonathan M. Hinebauch
                                   --------------------------------
                                   Jonathan M. Hinebauch